UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

REE Automotive Ltd.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Class A Ordinary Shares
(Title of Class of Securities)

M8287R 111
(CUSIP Number of Class of Securities)

Daniel Barel

Chief Executive Officer

REE Automotive Ltd.

Kibbutz Glil-Yam 4690500, Israel

Tel: +972 (77) 899-5200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Colin Diamond Laura Katherine Mann White & Case LLP 1221 Avenue of the Americas New York, New York 10020-1095 +1 (212) 819-8200	Aaron M. Lampert Goldfarb Seligman & Co. Ampa Tower 98 Yigal Alon Street Tel Aviv, Israel 6789141 +972-3-608-9999

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by REE Automotive Ltd., a company organized under the laws of the State of Israel, under registration number 51-455733-9 (the “Company,” “us” or “we”), with the Securities and Exchange Commission on August 25, 2022 (as amended, the “Schedule TO”) relating to the Company’s offer to the holders of certain of our outstanding warrants, including the public warrants (as defined in the Schedule TO) and the private placement warrants (as defined in the Schedule TO) (collectively, the “warrants”), each to purchase the Company’s Class A ordinary shares, without par value (“Class A ordinary shares”), to receive 0.20 Class A ordinary shares in exchange for every outstanding warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). Concurrently with the Offer, we solicited consents (the “Consent Solicitation”) from holders of the public warrants and holders of the private placement warrants to amend the Warrant Agreement (as defined in the Schedule TO), to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.18 Class A ordinary shares, which is a ratio 10% less than the exchange ratio applicable to the Offer. The Offer and Consent Solicitation were made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated August 25, 2022 (the “Prospectus/Offer to Exchange”), a copy of which is filed as Exhibit (a)(1)(i) to this Amendment, and in the related Letter of Transmittal and Consent, a copy of which was filed as Exhibit (a)(1)(ii) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Offer, and (ii) update Item 12 of the Schedule TO to (a) include the final Prospectus/Offer to Exchange, dated September 21, 2022, which forms part of the Registration Statement on Form F-4 (“Registration Statement”) declared effective by the SEC on September 21, 2022, and (b) a press release issued by the Company on September 23, 2022, announcing the results of the Offer and the effectiveness of the Registration Statement.

Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent remains unchanged. This Amendment should be read with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer and Consent Solicitation expired at Midnight (end of day) Eastern Standard Time, on September 22, 2022. The Company has been advised that approximately 13,065,941 warrants were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered warrants for exchange and settlement on or about October 6, 2022. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 84% of the outstanding public warrants and the approval of approximately 82% of the outstanding private placement warrants to the Warrant Amendment (as defined in the Schedule TO), which exceeds 50% of the outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the Warrant Agreement with respect to the private placement warrants, 50% of the outstanding private placement warrants required to effect the Warrant Amendment. The Company has executed the Warrant Amendment as of September 23, 2022. A copy of the Warrant Amendment is included as Exhibit (d)(xv) to the Schedule TO and is incorporated herein by reference.

On September 23, 2022, the Company issued a press release announcing the final results of the Offer as set forth above. A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
Item 12(a)
(a)(l)(i)	Prospectus/Offer to Exchange filed pursuant to Rule 424(b)(3) by the Company with the SEC on September 21, 2022.
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by the Company with the SEC on August 25, 2022).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by the Company with the SEC on August 25, 2022).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(i) herein).
(a)(5)(A)	Press Release, dated August 25, 2022 (incorporated by reference to Exhibit 99.1 of the Form 6-K (File No. 001 40649) filed by the Company on August 25, 2022).
(a)(5)(B)	Press Release, dated September 23, 2022 (incorporated by reference to Exhibit 99.1 of the Form 6-K (File No. 001 40649) filed by the Company on September 23, 2022).
(b)	Not applicable.
(d)(i)	Agreement and Plan of Merger, dated as of February 3, 2021, by and among REE Automotive Ltd., Spark Merger Sub, Inc., and 10XCapital Venture Acquisition Corp, incorporated by reference to Exhibit 2.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.
(d)(ii)	Amended and Restated Articles of Association of REE Automotive Ltd., incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 28, 2022.
(d)(iii)	Form of Assignment, Assumption and Amendment Agreement, by and among REE Automotive Ltd, 10X Capital Venture Acquisition Corp and Continental Stock Transfer & Trust Company, incorporated by reference to Exhibit 4.7 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.
(d)(iv)	Specimen Class A Ordinary Share Certificate of REE Automotive Ltd., incorporated by reference to Exhibit 4.5 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.
(d)(v)	Specimen Warrant Certificate of REE Automotive Ltd., incorporated by reference to Exhibit 4.6 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.
(d)(vi)	Form of Letter Agreement, incorporated by reference to Exhibit 4.9 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.
(d)(vii)	Investor Rights Agreement, dated as of February 3, 2021, by and among REE Automotive Ltd and certain shareholders of REE Automotive Ltd., incorporated by reference to Exhibit 4.10 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.
(d)(viii)	Form of Subscription Agreement by and between Subscriber and REE Automotive Ltd., incorporated by reference to Exhibit 10.4 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.
(d)(ix)	2021 REE Automotive Ltd. Share Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (File No. 333-261130) filed with the SEC on November 16, 2021.
(d)(x)	2021 REE Automotive Ltd. Employee Stock Purchase Plan, incorporated by reference to Exhibit 4.6 to the Company’s Shell Company Report on Form 20-F (File No. 001-40649) filed with the SEC on July 28, 2021.
(d)(xi)	Form of Director and Officer Indemnification Agreement, incorporated by reference to Exhibit 10.7 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.
(d)(xii)	Compensation Policy for Directors and Officers, incorporated by reference to Exhibit 10.8 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.
(d)(xiii)	Form of Dealer Manager Agreement, incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 filed with the SEC on August 25, 2022.
(d)(xiv)	Form of Tender and Support Agreement, incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-4 filed with the SEC on August 25, 2022.
(d)(xv)	Amendment No. 1 to Warrant Agreement by and between the Company and Continental Stock Transfer & Trust Company, dated as of September 23, 2022.
(g)	Not applicable.
(h)	Tax Opinion of White & Case LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form F-4 filed with the SEC on August 25, 2022).

Item 12(b)
Filing Fees	Calculation of Filing Fee Tables*

Item 13. Information Required By Schedule 13E-3.

Not applicable.

*	Previously Filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REE AUTOMOTIVE LTD.

By:	/s/ David Goldberg
David Goldberg
Chief Financial Officer

Dated: September 23, 2022

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